May 20, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Martin Marietta Materials, Inc.

Dear Ms. Jenkins:

On behalf of Martin Marietta Materials, Inc., we intend to provide responses to the comments of the Staff of the Commission contained in your letter dated May 10, 2013 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2012 no later than June 8, 2013.

Very truly yours,

/s/ Roselyn R. Bar

Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary